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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO FILE 13D-2(a)


                                CORECOMM LIMITED
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   21869Q-10-8
                                   -----------
                                 (CUSIP Number)


                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4284
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 APRIL 12, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |X|

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CUSIP No. 21869Q-10-8                13D                 Page 2 of 9 Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Michael Karp
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds:

     00
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
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 (6) Citizenship or Place of Organization

     Pennsylvania
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 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 18,199,149
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    18,199,149
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     25,083,655(1)
-------------------------------------------------------------------------------

---------

(1) Includes (i) 1,512,856 shares of Common Stock held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

      The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the

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CUSIP No. 21869Q-10-8                13D                 Page 3 of 9 Pages
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.3%(2)
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(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------

      shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

(2) Based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.

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CUSIP No. 21869Q-10-8                13D                 Page 4 of 9 Pages
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ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock (the "Common Stock") of CoreComm Limited ("CoreComm"), 110 East 59th Street, 26th Floor, New York, New York 10022.

ITEM 2.     IDENTITY AND BACKGROUND.

             (a)  Michael Karp.
             (b)  c/o University City Housing Company, 1062 East Lancaster
                  Avenue, Suite 30-B, Rosemont, Pennsylvania 19010.
             (c)  Chief Executive Officer and President, University City
                  Housing Company.
             (d)  None.
             (e)  None.
             (f)  Pennsylvania.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Prior to September 29, 2000, the Reporting Person was a shareholder of ATX Telecommunications Services, Inc. ("ATX"), then a privately held company. On September 29, 2000, pursuant to the recapitalization of ATX and the merger of CoreComm and ATX, the Reporting Person was issued: (i) 6,374,138 shares of Common Stock; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm; and (iii) a Senior Unsecured Note due September 29, 2003 of CoreComm.

ITEM 4.     PURPOSE OF TRANSACTION.

            None.

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CUSIP No. 21869Q-10-8                13D                 Page 5 of 9 Pages
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Person beneficially owns 25,083,655 shares of Common stock, which includes (i) 1,512,856 shares of Common Stock held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

            The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

            The 25,083,655 shares of Common Stock beneficially owned by the Reporting Person constitute 24.3% of the Common Stock. This calculation is based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.

            (b) The Reporting Person has the sole power to vote and to dispose of 18,199,149 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

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CUSIP No. 21869Q-10-8                13D                 Page 6 of 9 Pages
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            (c) On April 12, 2001, the Reporting Person received 16,525,011 shares of Common Stock as payment of interest on the Senior Unsecured Note due September 29, 2003 issued to the Reporting Person by the Issuer on September 29, 2000 and The Florence Karp Trust received 1,016,923 shares of Common Stock as payment of interest on the Senior Unsecured Note due September 29, 2003 issued to The Florence Karp Trust by the Issuer on September 29, 2000.

            The Reporting Person sold shares of Common Stock as set forth on
Schedule I attached hereto in open market transactions on the Nasdaq National Market.

            (d) None.

            (e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person and The Florence Karp Trust are parties to the Stockholder Agreement, dated September 29, 2001 with the Issuer pursuant to which the Reporting Person and The Florence Karp Trust are subject to certain restrictions regarding the disposition and voting of securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The Stockholder Agreement described in Item 6 has been filed with the Securities and Exchange Commission by the Issuer on November 2, 2000 as
Exhibit 9.3 to Amendment No. 1 to the Registration Statement on Form S-1.


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CUSIP No. 21869Q-10-8                13D                 Page 7 of 9 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 2001                             /s/ MICHAEL KARP
                                               ---------------------------------
                                               Michael Karp

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CUSIP No. 21869Q-10-8                13D                 Page 8 of 9 Pages
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                                   SCHEDULE I

                          SALES BY THE REPORTING PERSON


                                        NUMBER OF          PRICE PER
              DATE OF TRANSACTION      SHARES SOLD           SHARE
              -------------------      -----------           -----
                April 16, 2001          250,000          $     0.50
                April 16, 2001          265,000          $     0.3849
                April 16, 2001           85,000          $     0.40
                April 16, 2001          100,000          $     0.39
                April 16, 2001          100,000          $     0.37
                April 16, 2001          200,000          $     0.454
                April 17, 2001          330,000          $     0.36
                April 17, 2001           20,000          $     0.39
                April 17, 2001          150,000          $     0.31
                April 17, 2001          200,000          $     0.30
                April 18, 2001           10,000          $     0.31
                April 18, 2001           10,000          $     0.27
                April 18, 2001           85,000          $     0.22
                April 18, 2001          450,000          $     0.20
                April 18, 2001          200,000          $     0.19
                April 18, 2001           10,000          $     0.238
                April 18, 2001          200,000          $     0.23
                April 18, 2001           50,000          $     0.21
                April 18, 2001           10,000          $     0.244
                April 18, 2001           75,000          $     0.194
                April 19, 2001          200,000          $     0.17
                April 19, 2001          100,000          $     0.185
                April 19, 2001          200,000          $     0.20

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CUSIP No. 21869Q-10-8                13D                 Page 9 of 9 Pages
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

                                        NUMBER OF          PRICE PER
              DATE OF TRANSACTION      SHARES SOLD           SHARE
              -------------------      -----------           -----
                April 19, 2001          300,000          $     0.161
                April 20, 2001          600,000          $     0.15
                April 20, 2001          250,000          $     0.152
                April 20, 2001          250,000          $     0.1604